CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Six months ended June 25, 1994 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $3,882 in 1994 and $4,072 at December 25, 1993.

Accumulated depreciation amounted to $79,273 in 1994 and $73,387 at December 25, 1993.

Accumulated amortization of cost in excess of acquired net assets amounted to $6,012 in 1994 and $5,456 at December 25, 1993.

Other current liabilities primarily include customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes included in the Company's December 25, 1993
Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 2,359,704 shares and 2,069,547 shares were held in the treasury at June 25, 1994 and December 25, 1993, respectively.


INVENTORIES

Components of inventories are as follows:

                                   June 25,         Dec. 25,
                                     1994             1993

Finished goods                     $ 65,862         $ 57,987
Work in process                      34,240           25,748
Raw materials and supplies           32,467           30,197

                                   $132,569         $113,932

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITION

On May 18, 1994, the Company acquired the business and certain assets of the Egan Machinery Division of John Brown Plastics Machinery at a cost of $10,718. The acquisition has been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair value at the date of acquisition. The results of operations of this business have been included in the Consolidated Statements of Earnings since the date of acquisition.


BUSINESS SEGMENT DATA
                                         Six Months Ended
                                    June 25,         June 26,
                                      1994             1993

SALES
Specialty chemicals                $200,966         $208,291
Specialty process equipment
    and controls                     87,080           73,129

                                   $288,046         $281,420

OPERATING PROFIT
Specialty chemicals                $ 35,632         $ 38,407
Specialty process equipment
    and controls                     15,318           11,914
                                     50,950           50,321
General corporate expenses, net     ( 5,244)         ( 5,325)
Interest expense                    (   384)         (   711)

Earnings before income taxes       $ 45,322         $ 44,285